

June 4, 2015

<u>Via E-mail</u>
Brian R. Evans
Senior Vice President and Chief Financial Officer
The GEO Group, Inc.
One Park Place, 621 NW 53rd St, Suite 700
Boca Raton, FL 33487

      Re: The GEO Group, Inc.
                Form 10-K for the Year Ended December 31, 2014
                Filed February 26, 2015
                File No. 001-14260

Dear Mr. Evans:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Kevin Woody

                Kevin Woody
                Branch Chief

cc: Ronald Brack